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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52993

AP 3/20

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Mauro 917-542-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, HILLEL WAXMAN and ANTHONY MAURO, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. ("LISI") for the year ended December 31, 2005, are true and correct. We further affirm that neither LISI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/06 Date

President
Title

Signature 2/23/06 Date

Controller
Title

Notary Public 2/23/06

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Term Expires April 25, 2009

LEUMI INVESTMENT SERVICES INC.
(a wholly-owned subsidiary of Bank Leumi USA)
(S.E.C. I.D. No. 8-52993)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Leumi Investment Services Inc.
New York, New York 10036

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. ("LISI"), a wholly-owned subsidiary of Bank Leumi USA, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of LISI's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LISI's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2006

LEUMI INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of Bank Leumi USA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 1,360,916
Deposit with clearing organization	100,000
Securities owned-at fair value	2,775,299
Receivable from clearing organization	581,746
Equipment and leasehold improvements—less accumulated depreciation and amortization of $62,035	194,769
Deferred tax assets	2,498
Tax receivable	12,471
Prepaid expenses	25,559
TOTAL ASSETS	$ 5,053,258

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 71,526
Payable to Parent	117,444
Total liabilities	188,970
SHAREHOLDER'S EQUITY:	
Common stock, $1.00 par value—authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	2,458,231
Accumulated deficit	2,406,047
Total shareholder's equity	4,864,288
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,053,258

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly-owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). All securities are cleared through another broker-dealer on a fully disclosed basis. LISI switched to Pershing as their clearing broker from Bear Stearns this year.

The following is a summary of the significant accounting policies:

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes—LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws.

Cash Flows—For purposes of reporting cash flows, LISI considers all highly liquid investments with maturities less than three months at inception to be cash equivalents.

Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Fair Value of Financial Instruments—All financial assets and liabilities are carried at fair value or amounts that approximate fair value.

2. SECURITIES OWNED

As of December 31, 2005, LISI had an investment in Treasury Bills of $2,775,299 which matures within one year and are classified as trading securities. This investment is stated at fair value based on quoted market prices.

3. NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

LISI is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of total aggregate indebtedness. At December 31, 2005, LISI had net capital of $2,926,719 which was $2,676,719 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was .06 to 1.

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of the LISI's net capital computation.

4. INCOME TAXES

LISI files a Federal consolidated income tax return with BLL Corp. As of December 31, 2005, LISI had gross deferred tax assets of approximately $ 2,498, with no valuation allowance, primarily due to book and tax depreciation difference on fixed assets.

5. RELATED-PARTY TRANSACTIONS

LISI has cash of $1,274,668 held with the Parent as of December 31, 2005.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduceetEnvPathnamed by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2005, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

7. COMMITMENTS AND CONTINGENCIES

LISI is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation will not have a material adverse effect on the financial condition of LISI.

8. EMPLOYEE BENEFIT PLANS

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees.

LISI also participates in the Parent's defined contribution sheltered savings plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned are stated at fair value based on quoted market prices. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2006

Leumi Investment Services Inc.
562 5th Avenue 7th FL
New York, New York 10036-4802

In planning and performing our audit of the financial statements of Leumi Investment Services Inc. ("LISI"), a wholly-owned subsidiary of Bank Leumi USA, for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on LISI's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LISI that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by LISI in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because LISI does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of LISI is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which LISI has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of LISI's internal control would not necessarily disclose all matters in LISI's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving LISI's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LISI's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP